UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)

CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202
 (704) 331-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Chembio Diagnostics, Inc., a Nevada corporation (the “Company” or “Chembio”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer by Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for a purchase price of $0.45 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated January 31, 2023, by and among the Company, Parent and Purchaser, the Offer to Purchase, dated February 14, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3 of the Schedule 14D-9 entitled “Agreements with Current Executive Officers and Directors of the Company” is amended as follows:

On page 12, the following paragraph is added after the third full paragraph:

As of the date of this Amendment No. 1, no member of the Company’s current management or director on the Company Board has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Amendment No. 1, no discussions have been held between members of the Company’s current management or directors on the Company Board and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. Although it is likely that certain members of the Company’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Amendment No. 1, no discussions have occurred between members of the Company’s current management and Parent or Purchaser regarding the potential terms of any such employment (or severance arrangement), and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all. The potential terms of any new arrangements are currently expected to be discussed and entered into after completion of the Merger.

Item 4.	The Solicitation or Recommendation.

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer; Reasons for the Recommendation of the Company Board” is amended as follows:

On page 13, the last sentence of the fourth full paragraph is amended and restated by adding the following language at the end of that sentence (new language underlined):

John M. Sperzel III, the Company’s prior chief executive officer, had resigned from this position on January 9, 2020 to pursue another opportunity.

On page 16, the fifth full paragraph is amended and restated as follows (new language underlined):

On April 22, 2022, the Company Board and Mr. Steenvoorden met with a representative from Perceptive to discuss the Company’s 2022-2025 financial plan and business strategy. Representatives from K&L Gates were also present at the meeting. The Perceptive representative and members of the Company Board discussed the Company’s liquidity position and reviewed various strategic options. Following this discussion, the Perceptive representative left, and representatives from Craig-Hallum joined the meeting. Craig-Hallum provided its analysis of the Company’s financial position, noting there was substantial doubt the Company could generate sufficient cash flows to operate its business, service its obligations under the Credit Agreement, and ultimately repay amounts owed under the Credit Agreement when due. Craig-Hallum indicated it was unlikely the Company would be able to find alternative capital sources to finance the Company’s liquidity and operational needs such that the Company could potentially be forced to pursue a bankruptcy or similar restructuring proceeding. While a liquidation value of the Company was not quantified, qualitative liquidation considerations were reviewed by the Company Board and Craig-Hallum. Craig-Hallum provided the Company Board with a forecast of the Company’s cash flows and presented a preliminary valuation analysis of the Company. The Craig-Hallum representatives recommended the Company pursue a strategic sales process in light of its operational and liquidity challenges and reviewed a list of potential acquirers. After presenting their recommendations, the Craig-Hallum representatives left the meeting and the Company Board decided to have Craig-Hallum begin the process of pursuing a potential sale or other strategic transaction (such process is referred to hereinafter as “Project Cheetah”).

On page 16, the seventh full paragraph is amended and restated as follows (new language underlined):

During May 2022, Craig-Hallum engaged in a broad outreach to potential strategic partners for the Company that Craig-Hallum viewed as most likely to be interested in and able to engage in a possible strategic transaction as a result of their ability to realize significant cost savings and synergies. After considering the Company’s financial condition, Craig-Hallum determined it was very unlikely there would be substantial interest in a strategic transaction from financial sponsor groups, and Craig-Hallum did not approach any such financial sponsor groups as part of its outreach process. Mr. Eberly solicited input from and provided the members of the Company Board and the Business Strategy Committee of the Company Board (the “Strategic Committee”) with periodic updates regarding Project Cheetah throughout the process. The Strategic Committee was comprised of Messrs. Bespalko, Eberly and Potthoff, and Ms. Davis, and it was delegated authority in May 2022 to monitor the progress of Project Cheetah. There were no conflicts of interest or similar concerns that led to the delegation of authority to the Strategic Committee. Instead, the Strategic Committee was utilized to enable it to actively monitor the day to day progress of Project Cheetah and allow the Company to respond quickly to developments in the potential sales process. The members of the Strategic Committee did not receive additional compensation for their service on the Strategic Committee. Following Craig-Hallum’s initial outreach, the Company entered into confidentiality and non-disclosure agreements (“NDAs”) with three potential acquirers on May 25, 2022, including Parent. Each such NDA, as well as the NDAs entered into throughout the rest of 2022 contained so called “don’t ask, don’t waive” provisions. The standstill provisions (including the “don’t ask, don’t waive” clauses) in all NDAs terminated pursuant to their terms upon the execution and delivery of the Merger Agreement. Each party that executed an NDA was provided the same confidential information package.

On page 18, the third full paragraph is amended by adding the following sentence as the last sentence of that paragraph:

Party B was not subsequently able to form such an investor group, and there were no further conversations with Party B regarding a potential transaction after August 2022.

On page 19, the second full paragraph is amended by adding the following sentence as the third sentence of that paragraph:

The 2023 - 2025 Strategic Plan was initially prepared by management in April 2022 in light of evolving business considerations, including market opportunities, expected regulatory approvals, and the current customer base for the Company’s core products.

On page 21, the seventh full paragraph is amended by adding the following sentence at the end of the paragraph:

The Company and Mr. Sperzel continued settlement discussions related to the CEO Litigation throughout the rest of 2022 and into early 2023.

On page 23, the last sentence of the sixth full paragraph is amended and restated by adding the following language to that sentence (new language underlined):

The representatives of Party A never responded to such proposal, and there were no further communications with Party A.

On page 32, the fifth full paragraph is amended by adding the following sentence at the end of the paragraph:

Craig-Hallum’s financial analyses were based on a total of 38,296,637 Shares, consisting of 36,725,858 outstanding Shares as of January 27, 2023, and 1,570,779 Shares covered by Company RSUs that would be subject to accelerated vesting upon the closing of the Merger.

On page 33, the final sentence of the first full paragraph is amended and restated by adding the following language (new language underlined) to that sentence and inserting the following two tables below that sentence:

Given the sample size of 129 M&A transactions, there were certain outlying transactions with unique characteristics, and Craig-Hallum focused its analysis on the transactions between the 25th and 75th percentiles, which are listed below:

1-Day
#	Announce Date	Target	Acquiror(s)
1	01/19/23	Concert Pharmaceuticals, Inc.	Sun Pharmaceutical Industries Limited
2	11/30/22	Orthofix Medical Inc.	Unnamed private equity fund sponsors
3	11/29/22	Apollo Endosurgery, Inc.	Boston Scientific Corporation
4	11/07/22	Oyster Point Pharma, Inc.	Viatris Inc.
5	10/24/22	Applied Genetic Technologies Corporation	Syncona Limited; Syncona Investment Management Limited
6	10/18/22	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.
7	10/11/22	SeaSpine Holdings Corporation	Orthofix Medical Inc.
8	09/01/22	Forma Therapeutics Holdings, Inc.	Novo Nordisk A/S
9	08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Research, Ltd.
10	07/11/22	La Jolla Pharmaceutical Company	Innoviva, Inc.
11	07/05/22	Tyme Technologies, Inc.	Syros Pharmaceuticals, Inc.
12	04/18/22	Natus Medical Incorporated	ArchiMed SAS
13	04/13/22	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.
14	04/13/22	Sierra Oncology, Inc.	GSK plc
15	04/12/22	Novamind Inc.	Numinus Wellness Inc.
16	02/28/22	IntriCon Corporation	Altaris Capital Partners, LLC
17	02/14/22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.
18	01/19/22	Zogenix, Inc.	UCB BioSciences, Inc.
19	01/17/22	Vigil Health Solutions Inc.	Abloy Canada Inc.
20	12/20/21	Next Green Wave Holdings Inc.	Planet 13 Holdings Inc.
21	11/15/21	MindBeacon Holdings Inc.	CloudMD Software & Services Inc.
22	10/11/21	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.
23	10/11/21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.
24	09/08/21	Kadmon Holdings, Inc.	Sanofi
25	08/31/21	Citizen Stash Cannabis Corp.	The Valens Company Inc.
26	08/24/21	Triple-S Management Corporation	GuideWell Mutual Holding Corporation
27	06/16/21	Kindred Biosciences, Inc.	Elanco Animal Health Incorporated
28	06/02/21	Constellation Pharmaceuticals, Inc.	MorphoSys AG
29	05/24/21	Strongbridge Biopharma plc	Xeris Biopharma Holdings, Inc.
30	05/05/21	Chiasma, Inc.	Amryt Pharma plc
31	04/08/21	The Supreme Cannabis Company, Inc.	Canopy Growth Corporation
32	03/04/21	Five Prime Therapeutics, Inc.	Amgen Inc.
33	01/14/21	Bluma Wellness Inc.	Cresco Labs Inc.
34	12/15/20	Prevail Therapeutics Inc.	Eli Lilly and Company
35	12/10/20	Neos Therapeutics, Inc.	Aytu BioPharma, Inc.

36	10/20/20	Terrace Global Inc.	The Flowr Corporation
37	10/19/20	BioSpecifics Technologies Corp.	Endo International plc
38	10/02/20	American Renal Associates Holdings, Inc.	Innovative Renal Care, LLC
39	10/01/20	AMAG Pharmaceuticals, Inc.	Covis Group S.à r.l.
40	08/10/20	Pfenex Inc.	Ligand Pharmaceuticals Incorporated
41	05/06/20	Tetraphase Pharmaceuticals, Inc.	La Jolla Pharmaceutical Company
42	03/23/20	Abacus Health Products, Inc.	Charlotte's Web Holdings, Inc.
43	03/16/20	Zyla Life Sciences	Assertio Holdings, Inc.
44	03/16/20	Correvio Pharma Corp.	Mercury Pharma Group Limited
45	01/16/20	BioNTech US Inc.	BioNTech SE
46	10/16/19	Achillion Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.
47	09/30/19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB
48	09/16/19	Lundbeck Seattle BioPharmaceuticals, Inc.	H. Lundbeck A/S
49	09/12/19	Fibrocell Science, Inc.	Castle Creek Biosciences, Inc.
50	08/08/19	Corindus Vascular Robotics, Inc.	Siemens Medical Solutions USA, Inc.
51	08/07/19	Avedro, Inc.	Glaukos Corporation
52	07/16/19	OmniComm Systems, Inc.	Anju Software, Inc.
53	04/26/19	Aratana Therapeutics, Inc.	Elanco Animal Health Incorporated
54	02/25/19	Clementia Pharmaceuticals Inc.	11188291 Canada Inc.
55	02/12/19	CAS Medical Systems, Inc.	Edwards Lifesciences Corporation
56	12/19/18	Emblem Corp.	Aleafia Health Inc.
57	12/05/18	OncoMed Pharmaceuticals, Inc.	Mereo BioPharma Group plc
58	11/08/18	Asterias Biotherapeutics, Inc.	Lineage Cell Therapeutics, Inc.
59	10/11/18	Corium, Inc.	Gurnet Point Capital Limited
60	09/11/18	Invuity, Inc.	Stryker Corporation
61	07/03/18	Juniper Pharmaceuticals, Inc.	Catalent Pharma Solutions, Inc.
62	05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company
63	04/30/18	SteadyMed Ltd.	United Therapeutics Corporation
64	01/31/18	Cascadian Therapeutics, Inc.	Seagen Inc.
65	01/10/18	Ergoresearch Ltd.	9332073 Canada Inc.

1-Month
#	Announce Date	Target	Acquiror(s)
1	12/23/22	Nuvo Pharmaceuticals Inc.	Searchlight Pharma Inc.
2	11/30/22	Orthofix Medical Inc.	Unnamed private equity fund sponsors
3	11/29/22	Apollo Endosurgery, Inc.	Boston Scientific Corporation
4	11/07/22	Oyster Point Pharma, Inc.	Viatris Inc.
5	10/18/22	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.
6	09/02/22	WellteQ Digital Health Inc.	Advanced Health Intelligence Ltd.

7	08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Research, Ltd.
8	08/22/22	The Valens Company Inc.	SNDL Inc.
9	07/21/22	Hanger, Inc.	Patient Square Capital, LP
10	07/11/22	La Jolla Pharmaceutical Company	Innoviva, Inc.
11	07/05/22	Tyme Technologies, Inc.	Syros Pharmaceuticals, Inc.
12	06/23/22	Radius Health, Inc.	Gurnet Point Capital Limited; Patient Square Capital, LP
13	05/23/22	CynergisTek, Inc.	Clearwater Compliance, LLC
14	05/11/22	Emerald Health Therapeutics, Inc.	Skye Bioscience, Inc.
15	04/18/22	Natus Medical Incorporated	ArchiMed SAS
16	04/13/22	Sierra Oncology, Inc.	GSK plc
17	04/13/22	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.
18	02/28/22	IntriCon Corporation	Altaris Capital Partners, LLC
19	02/14/22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.
20	01/19/22	Zogenix, Inc.	UCB BioSciences, Inc.
21	01/17/22	Vigil Health Solutions Inc.	Abloy Canada Inc.
22	01/05/22	Castlight Health, Inc.	Vera Whole Health Inc.
23	11/15/21	MindBeacon Holdings Inc.	CloudMD Software & Services Inc.
24	10/11/21	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.
25	10/11/21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.
26	09/08/21	Kadmon Holdings, Inc.	Sanofi
27	08/31/21	Citizen Stash Cannabis Corp.	The Valens Company Inc.
28	08/24/21	Triple-S Management Corporation	GuideWell Mutual Holding Corporation
29	08/06/21	Intersect ENT, Inc.	Medtronic plc
30	06/02/21	Constellation Pharmaceuticals, Inc.	MorphoSys AG
31	05/24/21	Strongbridge Biopharma plc	Xeris Biopharma Holdings, Inc.
32	05/05/21	Chiasma, Inc.	Amryt Pharma plc
33	04/08/21	The Supreme Cannabis Company, Inc.	Canopy Growth Corporation
34	04/01/21	MYM Nutraceuticals Inc.	Trichome Financial Corp.
35	03/04/21	Five Prime Therapeutics, Inc.	Amgen Inc.
36	02/16/21	Zenabis Global Inc.	HEXO Corp.
37	02/08/21	CRH Medical Corporation	WELL Health Technologies Corp.
38	12/10/20	Neos Therapeutics, Inc.	Aytu BioPharma, Inc.
39	10/20/20	Terrace Global Inc.	The Flowr Corporation
40	10/19/20	BioSpecifics Technologies Corp.	Endo International plc
41	10/02/20	American Renal Associates Holdings, Inc.	Innovative Renal Care, LLC
42	10/01/20	AMAG Pharmaceuticals, Inc.	Covis Group S.à r.l.
43	08/10/20	Pfenex Inc.	Ligand Pharmaceuticals Incorporated
44	05/06/20	Tetraphase Pharmaceuticals, Inc.	La Jolla Pharmaceutical Company

45	03/16/20	Correvio Pharma Corp.	Mercury Pharma Group Limited
46	01/16/20	BioNTech US Inc.	BioNTech SE
47	01/10/20	Dermira, Inc.	Eli Lilly and Company
48	11/14/19	Aevi Genomic Medicine, LLC	Avalo Therapeutics, Inc.
49	11/11/19	Cellular Biomedicine Group, Inc.
GIC Private Limited; Yunfeng Capital; TF Capital; Mission Right Limited; Full Moon Resources Ltd; Dangdai International Group Co., Ltd.; Opea Srl; Wealth Map Holdings Limited; Earls Mill Limited; Maplebrook Ltd; TF Capital Fund III L.P.; Velvet Investment Pte. Ltd.

50	10/16/19	Achillion Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.
51	09/30/19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB
52	09/16/19	Lundbeck Seattle BioPharmaceuticals, Inc.	H. Lundbeck A/S
53	09/12/19	Fibrocell Science, Inc.	Castle Creek Biosciences, Inc.
54	08/07/19	Avedro, Inc.	Glaukos Corporation
55	07/16/19	OmniComm Systems, Inc.	Anju Software, Inc.
56	02/25/19	Clementia Pharmaceuticals Inc.	11188291 Canada Inc.
57	10/11/18	Corium, Inc.	Gurnet Point Capital Limited
58	10/03/18	Rocky Mountain Dental Services Holdings, LLC	Mid-Atlantic Dental Service Holdings LLC
59	09/10/18	ICC Labs Inc.	Aurora Cannabis Inc.
60	08/30/18	K2M Group Holdings, Inc.	Stryker Corporation
61	07/10/18	Hiku Brands Company Ltd.	Canopy Growth Corporation
62	05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company
63	04/30/18	SteadyMed Ltd.	United Therapeutics Corporation
64	03/12/18	Cogentix Medical, Inc.	LM US Parent, Inc.
65	01/04/18	Connecture, Inc.	Francisco Partners Management, L.P.

On page 35, the second full paragraph is amended and restated as follows (new language underlined and strikethrough language deleted):

Craig-Hallum then calculated terminal values for the Company using the terminal value method based on revenue multiples. The 25th and 75th percentiles for the terminal values calculated by Craig-Hallum in its analysis were approximately $11 million and $22 million. The terminal value based on revenue multiples was calculated by applying a range of terminal LTM revenue multiples of 0.2x to 0.8x (selected based on Craig-Hallum’s professional judgment after consideration of the precedent M&A transactions multiples and comparable public company multiples) to the Company management’s revenue forecast for fiscal year 2027. These unlevered free cash flows and terminal values were then discounted to their respective present values as of January 1, 2023, using a range of discount rates of 16.0% to 20.0% ~~(selected based on Craig-Hallum’s professional judgment and derived from an analysis of the estimated weighted average cost of capital using the Company’s comparable company data)~~ to calculate a range of implied enterprise values for the Company. The discount rate expresses the time value of money in the discounted cash flow analysis. Craig-Hallum selected the range of discount rates by using its professional judgment and experience and took into account macroeconomic assumptions and estimates of risk, including a risk free rate of return of 3.8%, the opportunity cost of capital of 17.9%, expected returns and other appropriate factors, including a review of the Company’s comparable company data. Craig-Hallum then derived a range of implied per share values for the Company common stock. From this analysis, Craig-Hallum derived the 25th and 75th percentiles for the values produced from the discounted cash flow analysis which per share range was $0.24 to $0.54 for the revenue analysis. Craig-Hallum then compared this range to the Offer Price per share to be paid under the Merger Agreement.

On page 36, the last sentence of the first full paragraph is amended and restated as follows and a new final sentence is added (new language underlined):

Craig-Hallum has not provided any services to Parent or its affiliates during the past two years. Craig-Hallum does not have any understanding with the Company, Parent or their respective affiliates regarding the provision of future investment banking services.

On page 36, the fifth full paragraph is amended and restated as follows (new language underlined and strikethrough language deleted):

The Projections are being included in this Schedule 14D-9 because they were, among other items, relied upon by Craig-Hallum in connection with its analyses described under “—Opinion of the Company’s Financial Advisor.” The Projections were ~~initially~~ prepared by senior management in January 2023 in connection with the ~~Company’s 2022 strategic planning process~~ evaluation of a potential sale transaction and were ~~subsequently used~~ considered by the Company Board in evaluating the Offer, the Merger Agreement and the Transaction, and they were also reviewed by Craig-Hallum in connection with its fairness opinion. Prior to the execution of the Merger Agreement, the Company provided the Projections to Parent solely for illustrative purposes and as part of Parent’s due diligence review of the Company.

Item 8.	Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings” is amended and supplemented as follows (new language underlined and strikethrough language deleted):

Legal Proceedings

~~As of the date of this Schedule 14D-9, there are currently no legal proceeding pending relating to the Offer or the Merger.~~

On February 17, 2023, a complaint was filed in the United States District Court, Southern District of New York, against the Company and the individual members of the Company Board and management, captioned Sholom Keller v. Chembio Diagnostics, Inc., Katherine L. Davis, John G. Potthoff, David W.K. Acheson, David W. Bespalko, Richard L. Eberly, Leslie Teso-Lichtman, and Lawrence J. Steenvoorden, Case No. 1:23-cv-01388 (the “Complaint”).

The Complaint asserts that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and certain rules and regulations promulgated thereunder by allegedly making false and misleading statements, or failing to disclose allegedly material facts necessary to make the statements made not misleading, relating to the Merger in this Schedule 14D-9, including allegations relating to the background of the Merger, financial projections, and analyses of Craig-Hallum.

In addition to the Complaint referenced above, thirteen demand letters have been received from purported stockholders of the Company as of the date of this Amendment No. 1, each challenging certain of the disclosures in the Schedule 14D-9. Additional complaints may be filed and/or demand letters may be received in connection with the Merger and the Transactions. If additional similar complaints are filed and/or demand letters received, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints or demand letters.

The Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable laws and denies the allegations in the matters described above.  However, in order to moot certain of the disclosure claims and avoid the costs, risks and uncertainties inherent in litigation, and provide additional information to its stockholders, the Company determined to voluntarily provide certain additional disclosures in this Amendment No. 1. Nothing in these supplemental disclosures, which also include certain supplemental disclosures unrelated to the Complaint and/or the demand letters, should be regarded as an indication that the Company or the Company’s affiliates, management, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the supplemental disclosures to be material; rather, the Company believes that the Schedule 14D-9 as filed on February 14, 2023 disclosed all necessary information and denies that any additional disclosures are or were required under any federal or state law.

On page 47, the final sentence of the carryover paragraph starting at the bottom of page 46 is amended and restated as follows (new language underlined and strikethrough language deleted):

On February ~~8~~11, 2023, the court in the Wong action entered an order acknowledging the parties’ agreement to consult with the mediator and directing the parties to file a joint status letter on or before February 17, 2023.

On page 47, the following paragraphs are added after the first full paragraph:

Pursuant to the court’s February 11, 2023 order, the parties to the Wong action filed a joint status letter on February 17, 2023. In that joint status letter, the defendants advised the court that in the parties’ February 13, 2023 call with the mediator, the parties discussed the impact of the Company’s proposed merger with Parent on the settlement in principle of the litigation and on the plaintiffs’ standing to pursue that litigation in the event the Merger is consummated, as well as the proposed discovery sought by counsel for plaintiff in the Chen action. The defendants also advised the court that no resolution of the issues was reached during the call with the mediator, but that counsel for the parties agreed to discuss the substance of the call and the mediator’s suggestions with their clients, and that plaintiff’s counsel in the Chen action had indicated that they would review the Schedule 14D-9 to determine whether they would pursue discovery in that litigation. Defendants also advised the court that defendants’ position continues to be that the putative derivative litigation should be stayed until at least such time as it is known whether the Merger will be consummated and, in the event plaintiff in the Wong action intends to seek to lift the stay in that action, requested that the court schedule a conference to discuss any such request and, if appropriate, to discuss a briefing schedule on any motion to dismiss the case.  Defendants also pointed out that the Company had made public disclosure of its consideration of strategic alternatives in its Form 10-Q filed on August 5, 2022,  prior to the parties’ entry into their memorandum of understanding dated August 15, 2022, and that the Schedule 14D-9 described in detail the timing of the Company’s discussions with Parent regarding the particular transaction that is the subject of the Merger Agreement. Plaintiff Wong’s counsel stated that Wong would like to pursue discovery from defendants to address plaintiff’s asserted concerns regarding whether defendants intended to proceed with finalizing the settlement agreement over the past months and whether defendants had been planning the Merger for a long while.  Plaintiff further asserted that defendants had received the benefit of a stay of proceedings in order to document a settlement, but were now continuing to seek a stay to see whether the Merger closes, resulting in Plaintiff’s loss of standing to pursue the derivative claims. Plaintiff also contended that no stay was currently in place in the case, and requested that the court order defendants to respond to the complaint no later than March 10, 2023.  Plaintiff further reserved her rights regarding any obligations that defendants may have pursuant to the memorandum of understanding executed on August 15, 2022.

On February 19, 2023 the court in the Wong action entered an order setting a status conference on March 2, 2023, directing the parties to be prepared to discuss the issues set forth in the joint status letter and whether the stay should be continued.

On February 20, 2023, counsel for the plaintiff in the Chen case sent a letter to K&L Gates indicating that they had reviewed the Schedule 14D-9 and remained of the view that the Company is obligated to execute a settlement agreement in the case. Counsel for Chen also indicated that they were willing to continue discussions with the mediator in an attempt to reach an amicable resolution.

SEC Investigation

The SEC Investigation is ongoing, and the Company has recently engaged in discussions with the SEC regarding a potential resolution that would, among other things, involve the payment of a civil penalty. There can be no assurance that the Company will be able to agree on a resolution with the SEC or that the terms of any such resolution will be favorable to the Company. The Company cannot predict the scope, duration or outcome of the investigation or the impact, if any, of the investigation on its results of operations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMBIO DIAGNOSTICS, INC.

By:	/s/ Lawrence J. Steenvoorden
	Name:	Lawrence J. Steenvoorden
	Title:	Chief Financial Officer and Executive
Vice President
Dated: March 1, 2023